NEWS RELEASE

T. ROWE PRICE GROUP REPORTS FIRST QUARTER 2022 RESULTS

BALTIMORE (April 28, 2022) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its results for the first quarter of 2022.
▪Quarter end assets under management of $1.55 trillion
▪Net client outflows of $5.3 billion
▪Net revenues of $1.9 billion
▪Diluted earnings per common share of $2.41
▪Adjusted non-GAAP diluted earnings per common share of $2.62
▪Solid investment performance over longer time horizons

Financial Highlights

	Three months ended
(in millions, except per-share data)	3/31/2022(1)	3/31/2021	% change	12/31/2021	% change

U.S. GAAP basis
Investment advisory fees	$1,662.1	$1,687.8	(1.5)%	$1,809.7	(8.2)%
Net revenues	$1,863.0	$1,826.8	2.0%	$1,961.7	(5.0)%
Operating expenses	$985.6	$933.6	5.6%	$1,099.2	(10.3)%
Net operating income	$877.4	$893.2	(1.8)%	$862.5	1.7%
Non-operating income (loss)(2)	$(198.5)	$102.1	n/m	$50.1	n/m
Net income attributable to T. Rowe Price	$567.9	$749.4	(24.2)%	$740.6	(23.3)%
Diluted earnings per common share	$2.41	$3.17	(24.0)%	$3.18	(24.2)%
Weighted average common shares outstanding assuming dilution	229.8	230.0	(.1)%	226.9	1.3%

Adjusted non-GAAP basis(3)
Operating expenses	$1,039.1	$909.2	14.3%	$1,042.1	(.3)%
Net operating income	$838.0	$918.9	(8.8)%	$920.9	(9.0)%
Non-operating income (loss)(1)	$(23.8)	$13.7	n/m	$.2	n/m
Net income attributable to T. Rowe Price	$616.9	$712.0	(13.4)%	$736.7	(16.3)%
Diluted earnings per common share	$2.62	$3.01	(13.0)%	$3.17	(17.4)%

Assets under Management (in billions)
Average assets under management(4)	$1,559.9	$1,508.8	3.4%	$1,652.8	(5.6)%
Ending assets under management	$1,551.8	$1,518.0	2.2%	$1,687.8	(8.1)%
(1) The firm's Q1 2022 operating results include the results of OHA following their acquisition on December 29, 2021.
(2) The percentage change in non-operating income is not meaningful (n/m).
(3) Adjusts the GAAP basis for the impact of consolidated T. Rowe Price investment products, the impact of market movements on the supplemental savings plan liability and related economic hedges, investment income related to certain other investments, certain nonrecurring charges and gains, and acquisition-related amortization and costs, if any. The firm believes the non-GAAP financial measures provide relevant and meaningful information to investors about its core operating results.See the reconciliation to the comparable U.S. GAAP measures at the end of this earnings release.
(4) Average assets under management for the 2021 periods and ending assets under management for 3/31/2021 do not include the impact of the acquired fee-basis assets under management related to the OHA acquisition that closed on December 29, 2021.

Management Commentary
Rob Sharps, chief executive officer and president, commented, “The S&P 500 Index suffered its worst quarterly loss since the start of the pandemic, while the Bloomberg U.S. Aggregate Bond Index recorded its steepest decline since late 1980. The major global developed market equity indexes fell more than 10% from recent highs, but a March rally pulled the broad S&P 500 Index, Dow Jones Industrial Average, and S&P MidCap 400 Index out of correction territory. Fears that the Fed was 'behind the curve' and would have to act aggressively to curb inflation weighed heavily on sentiment throughout the quarter. Investors also worried about the spread of the omicron variant of the coronavirus. Unfortunately, just as omicron cases eased, Russia’s invasion of Ukraine and the resulting sanctions introduced new threats to global economic growth and added to inflationary pressures.

“Against the backdrop of these volatile markets, net revenues were $1.9 billion, up 2.0% from Q1 2021. Diluted GAAP EPS was $2.41, and diluted non-GAAP EPS was $2.62. Our strong financial position allowed us to raise our quarterly dividend by 11% and repurchase 2.1 million shares during the first quarter. Our quarterly dividend has increased every year since our IPO in 1986.

“Although recent performance for some investment strategies is below our high standards, we are confident that our disciplined approach and our talented investment professionals leveraging deep and insightful research will deliver superior risk-adjusted performance over time.

“Inflows of $6.7 billion to multi-asset, $5.3 billion to fixed income, and $0.8 billion to alternative products only partially offset the $18.1 billion of outflows from our equity strategies, resulting in net outflows of $5.3 billion for the quarter. Equity redemptions were concentrated in U.S. large-cap and global equity products as we continue to see adverse flow trends — particularly on our large book of growth-oriented strategies.

“We remain focused on our priorities, including expanding our investment capabilities, broadening our distribution reach, supporting our associates, and delivering attractive returns for our stockholders over the long term. Highlights from Q1 include:

•We were honored to be named Refinitiv Lipper’s 2022 Best Overall Large U.S. Fund Management Group. The award recognizes above-average risk-adjusted performance across bond, equity, and mixed-asset product lineups combined.
•We broke ground on the construction of our new global headquarters in Baltimore’s Harbor Point. Set to open in 2024, the design of the new buildings will support our collaborative culture with a strong commitment to environmental sustainability.
•For the sixth consecutive year, we received a score of 100 on the Human Rights Campaign Foundation’s 2022 Corporate Equality Index, an annual assessment of LGBTQ+ workplace equity.
•We were pleased to again be ranked 14th on Barron’s annual list of the 100 Most Sustainable Companies in the U.S.
•We worked with our new partners from Oak Hill Advisors (OHA) to deliver for existing clients and begin laying the foundation to reach new ones. Our distribution teams established a thoughtful operating model to offer clients seamless service, and we made good progress on aligning key legal and financial processes. We also began work on the opportunity to leverage the best of both organizations to bring excellent private credit investment expertise to the broader market, and we are excited about the path ahead.

“As we started our 85th anniversary year, we were pleased in late February to welcome most of our associates back to our offices in our new hybrid work format, and we have seen the steady return of travel in most regions. These opportunities for more in-person collaboration will allow us to make deeper connections with each other, our clients, and our portfolio companies, while continuing to provide flexibility for associates.”

Assets Under Management
During Q1 2022, assets under management (AUM) decreased $136.0 billion to $1.55 trillion. Market depreciation, net of distributions not reinvested, of $130.7 billion and net cash outflows of $5.3 billion reduced the firm's AUM during Q1 2022. Clients transferred $4.1 billion in net assets from the U.S. mutual funds to collective investment trusts and other investment products, of which $3.3 billion transferred into the retirement date trusts. The components of the change in assets under management, by vehicle and asset class, are shown in the tables below.

	Three months ended 3/31/2022
(in billions)	U.S. mutual funds	Subadvised funds and separate accounts	Collective investment trusts and other investment products	Total
Assets under management at beginning of period	$871.4	$437.1	$379.3	$1,687.8

Net cash flows before client transfers	(5.7)	(4.5)	4.9	(5.3)
Client transfers	(4.1)	—	4.1	—
Net cash flows after client transfers	(9.8)	(4.5)	9.0	(5.3)
Net market depreciation and losses	(71.8)	(34.6)	(23.9)	(130.3)
Net distributions not reinvested	(.4)	—	—	(.4)
Change during the period	(82.0)	(39.1)	(14.9)	(136.0)
Assets under management at March 31, 2022	$789.4	$398.0	$364.4	$1,551.8

	Three months ended 3/31/2022
(in billions)	Equity	Fixed income, including money market	Multi-asset(1)	Alternatives(2)	Total
Assets under management at beginning of period	$992.7	$175.7	$477.7	$41.7	$1,687.8

Net cash flows	(18.1)	5.3	6.7	.8	(5.3)
Net market depreciation and losses(3)	(96.6)	(5.8)	(28.0)	(.3)	(130.7)
Change during the period	(114.7)	(.5)	(21.3)	.5	(136.0)
Assets under management at March 31, 2022	$878.0	$175.2	$456.4	$42.2	$1,551.8

(1)     The underlying AUM of the multi-asset portfolios have been aggregated and presented in this category and not reported in the equity and fixed income columns.
(2) The alternatives asset class includes strategies authorized to invest more than 50% of its holdings in private credit, leveraged loans, mezzanine, real assets/CRE, structured products, stressed / distressed, non-investment grade CLOs, special situations, or have absolute return as its investment objective. Generally, only those strategies with longer than daily liquidity are included.
(3) Includes distributions reinvested and not reinvested.

AUM in the firm's target date retirement products, which are reported as part of the multi-asset column in the table above, were $375.2 billion at March 31, 2022, compared with $391.1 billion at December 31, 2021. These portfolios experienced net cash inflows of $7.3 billion for Q1 2022.

Investors domiciled outside the United States accounted for 9.7% of the firm's assets under management at March 31, 2022 and 9.9% at December 31, 2021.

The firm provides participant accounting and plan administration for defined contribution retirement plans that invest in the firm's U.S. mutual funds and collective investment trusts, as well as funds managed outside of the firm's complex. As of March 31, 2022, the firm's assets under administration were $256 billion, of which $153 billion are assets we manage.

In recent years, the firm began offering non-discretionary advisory services through model delivery and multi-asset solutions for providers to implement. The firm records the revenue earned on these services in administrative fees. The assets under advisement in these portfolios, predominantly in the United States, were $8 billion at
March 31, 2022.

Financial Results
Net revenues earned in Q1 2022 were nearly $1.9 billion, an increase of 2.0% from Q1 2021. Average assets under management in Q1 2022 were $1.56 trillion, an increase of 3.4% from Q1 2021. The firm voluntarily waived money market advisory fees in Q1 2022 of $9.2 million, compared with $15.0 million in Q1 2021, to continue to maintain positive yields for investors. The firm anticipates that waivers will continue to decline in Q2 2022 and are expected to cease by the end of the second quarter.
▪Investment advisory revenues earned in Q1 2022 from the firm's U.S. mutual funds were $976.5 million, a decrease of 7.0% from Q1 2021. Average assets under management in these funds decreased 2.0% to $798.0 billion in Q1 2022 from Q1 2021.

▪Investment advisory revenues earned in Q1 2022 from subadvised funds, separate accounts, collective investment trusts and other investment products were $685.6 million, an increase of 7.5% from Q1 2021. Average assets under management for these products increased 9.7% to $761.9 billion in Q1 2022 from
Q1 2021. A portion of the increase in these advisory revenues and related average assets under     management is due to the acquisition of OHA at the end of 2021.

▪The investment advisory fee annualized effective fee rate of 43.2 basis points in Q1 2022 was down from 43.4 basis points earned in Q4 2021 and 45.4 basis points earned in Q1 2021. In comparison to Q1 2021, the annualized effective fee rate was primarily impacted by the July 2021 target date fee reductions and an asset mix shift to lower fee vehicles and asset classes within the complex over the last twelve months. These reductions were partially offset by the higher than average effective fee rate earned on the firm's alternative asset class. Over time, the firm's effective fee rate can be impacted by market or cash flow related shifts among asset and share classes, price changes in existing products, and asset level changes in products with tiered-fee structures.

▪Administrative, distribution, and servicing fees in Q1 2022 were $156.5 million, an increase of 12.6% from Q1 2021. The increase was primarily attributable to higher transfer agent servicing activities provided to the T. Rowe Price mutual funds, partially offset by lower 12b-1 fees on the U.S. mutual funds.

▪Capital allocation-based income in Q1 2022 was $44.4 million. This represents $57.6 million of the carried interest the firm earns from investments in affiliated private investment funds, partially offset by $13.2 million in non-cash amortization associated with the difference in the closing date fair value and carrying value of investments acquired as part of the OHA acquisition.

Operating expenses in Q1 2022 were $985.6 million, an increase of 5.6% compared to Q1 2021. On a non-GAAP basis, the firm's operating expenses in Q1 2022 were $1,039.1 million, a 14.3% increase over Q1 2021. The firm's non-GAAP operating expenses exclude the impact of the supplemental savings plan, consolidated sponsored products, the remeasurement of the contingent consideration liability, amortization of certain acquisition-related assets, and other acquisition-related costs.

About half of the increase in the firm's non-GAAP operating expenses from Q1 2021 is due to the inclusion of OHA's operating expenses in Q1 2022 following the acquisition at the end of 2021. OHA's operating expenses primarily impact compensation expense; technology, occupancy, and facility costs; and general, administrative and other costs. The remaining increase is primarily attributable to higher costs for technology development and core operations provided by FIS since August 2021 for the firm's full-service recordkeeping offering and higher costs related to the ongoing investment in the firm's technology capabilities.

▪Compensation and related costs on a GAAP basis were $581.6 million in Q1 2022, a slight decrease of .3%, compared to Q1 2021. Compensation and related costs, excluding the impact of the supplemental savings plan, were $632.6 million in Q1 2022, an increase of 12.7% compared to Q1 2021. The first quarter of 2022 includes compensation costs related to OHA, carried interest-related compensation, and
$13.6 million in non-cash amortization of certain acquisition-related retention arrangements. The firm employed 7,573 associates at March 31, 2022, an increase of .6% from the end of 2021.

▪Distribution and servicing costs were $85.9 million in Q1 2022, an increase of .4% from the $85.6 million recognized in Q1 2021. The slight increase was primarily driven by higher costs incurred to distribute certain products through U.S. intermediaries and higher AUM-based distribution costs in the firm's international products, including the Japanese Investment Trusts (ITMs) and certain SICAV share classes. These distribution costs, like those related to certain shares classes of the U.S. mutual funds, are offset entirely in net revenues. For the ITMs and SICAVs, the related revenue is recognized in investment advisory revenues. Partially offsetting these increases were lower 12b-1 fees due to lower average assets under management in the U.S. mutual funds.

▪Advertising and promotion expenses were $23.4 million in Q1 2022, an increase of 23.8% from Q1 2021. The increase was primarily driven by increased media spend as well as advertising development costs during the quarter.

▪Product and recordkeeping related expenses were $80.4 million in Q1 2022, an increase of 96.1% from Q1 2021. Approximately 80% of the increase was driven by the recordkeeping costs incurred as part of the expanded FIS relationship that began in August 2021.

▪Technology, occupancy, and facility costs were $133.9 million in Q1 2022, an increase of 14.2% from Q1 2021. The increase was primarily due to the ongoing investment in the firm's technology capabilities, including hosted solution licenses, related depreciation, and office facility costs.

▪General, administrative, and other costs were $80.4 million in Q1 2022, a decrease of 7.9% compared with the $87.3 million recognized in Q1 2021. The decrease was primarily related to the favorable impact of the change in fair value of the contingent consideration liability, partially offset by $27.1 million in acquisition-related amortization and other acquisition-related costs. Higher information services, external research, travel and other nonrecurring administrative costs further offset the decrease in Q1 2022 costs as compared to Q1 2021.

The firm updated its forecasted 2022 non-GAAP operating expenses, including a full-year of OHA's operating expenses, from a range of 12% to 16% to a range of 10% to 14% to reflect lower market-related expenses and a slower pace of net hiring experienced in the quarter. The firm could elect to further adjust its expense growth should unforeseen circumstances arise, including significant market movements.

Non-operating income (loss). Non-operating loss was $198.5 million in Q1 2022, as compared to non-operating income of $102.1 million in Q1 2021. The firm's consolidated products and the supplemental savings plan hedge portfolio comprised nearly 80% of the net losses recognized during Q1 2022. The cash and discretionary investment portfolio also experienced net investment losses of $23.8 million during Q1 2022. The components of non-operating income (loss) for Q1 2022 and Q1 2021 are included in the tables at the end of this release.

Income taxes. The following reconciles the statutory federal income tax rate to the firm's effective tax rate for the first quarter of 2022 and 2021:

	Three months ended
	3/31/2022	3/31/2021
Statutory U.S. federal income tax rate	21.0%	21.0%
State income taxes for current year, net of federal income tax benefits(1)	3.3	3.8
Net (income) losses attributable to redeemable non-controlling interests(2)	.3	(.6)
Net excess tax benefits from stock-based compensation plans activity	(.6)	(1.2)
Other items	.2	.2
Effective income tax rate	24.2%	23.2%
(1) State income tax benefits are reflected in the total benefits for net income attributable to redeemable non-controlling interests and stock-based compensation plans activity.
(2) Net income attributable to redeemable non-controlling interest represents the portion of earnings held in the firm's consolidated investment products, which are not taxable to the firm despite being included in pre-tax income.

The firm's non-GAAP tax rate primarily adjusts for the impact of the consolidated investment products, including the net income attributable to redeemable non-controlling interests. The firm's non-GAAP effective tax rate was 24.2% for Q1 2022 compared with 23.7% for Q1 2021. The increase in the non-GAAP tax rate is primarily attributable to lower discrete tax benefits associated with stock-based awards compared with Q1 2021. The firm's Q1 2022 state tax rate continues to be favorably impacted by the final year of the phase-in benefit of the 2018 Maryland state tax legislation.

The firm estimates that its effective tax rate for the full year 2022, on a GAAP basis, will be in the range of 22.0% to 25.0%.

Capital Management
T. Rowe Price has ample liquidity, including cash and investments in T. Rowe Price products as follows:

(in millions)	3/31/2022	12/31/2021
Cash and cash equivalents	$1,997.5	$1,523.1
Discretionary investments	576.1	554.1
Total cash and discretionary investments	2,573.6	2,077.2
Redeemable seed capital investments	1,096.6	1,300.1
Investments used to hedge the supplemental savings plan liability	820.0	881.5
Total cash and investments in T. Rowe Price products	$4,490.2	$4,258.8

▪The firm's common shares outstanding were 227.3 million at March 31, 2022, compared with 229.2 million at the end of 2021.
▪In Q1 2022, the firm expended $320.1 million to repurchase 2.1 million shares, or .9%, of its outstanding common shares at an average price of $151.97.
▪The firm invested $54.9 million during Q1 2022 in capitalized facilities and technology. The firm currently expects capital expenditures, including internal labor capitalization, for 2022 to be about $290 million, of which more than three-quarters is planned for technology initiatives. These expenditures are expected to continue to be funded from the firm's operating resources.

Investment Performance(1)
The following table presents investment performance for specific asset classes and AUM-weighted performance, mutual fund performance against passive peers, and composite performance against benchmarks for the one-, three-, five-, and 10-years ended March 31, 2022. Past performance is no guarantee of future results.

% of U.S. mutual funds that outperformed Morningstar median(2),(3)
	1 year	3 years	5 years	10 years
Equity	41%	60%	64%	85%
Fixed Income	63%	71%	62%	63%
Multi-Asset	37%	81%	79%	90%
All Funds	47%	69%	68%	79%

% of U.S. mutual funds that outperformed passive peer median(2),(4)
	1 year	3 years	5 years	10 years
Equity	38%	52%	55%	67%
Fixed Income	53%	69%	55%	50%
Multi-Asset	31%	76%	68%	69%
All Funds	40%	64%	59%	63%

% of composites that outperformed benchmarks(5)
	1 year	3 years	5 years	10 years
Equity	34%	49%	59%	72%
Fixed Income	58%	73%	77%	79%
All Composites	44%	59%	66%	74%

AUM- Weighted Performance
% of U.S. mutual funds AUM that outperformed Morningstar median(2),(3)
	1 year	3 years	5 years	10 years
Equity	46%	47%	76%	92%
Fixed Income	75%	81%	68%	80%
Multi-Asset	37%	95%	96%	97%
All Funds	46%	63%	81%	92%

% of U.S. mutual funds AUM that outperformed passive peer median(2),(4)
	1 year	3 years	5 years	10 years
Equity	43%	46%	57%	59%
Fixed Income	69%	71%	63%	48%
Multi-Asset	27%	96%	95%	92%
All Funds	40%	61%	67%	67%

% of composites AUM that outperformed benchmarks(5)
	1 year	3 years	5 years	10 years
Equity	38%	38%	61%	76%
Fixed Income	63%	80%	75%	74%
All Composites	42%	45%	63%	76%

As of March 31, 2022, 69 of 124 (55.6%) of the firm's rated U.S. mutual funds (across primary share classes) received an overall rating of 4 or 5 stars. By comparison, 32.5% of Morningstar's fund population is given a rating of 4 or 5 stars(6). In addition, 67%(6) of AUM in the firm's rated U.S. mutual funds (across primary share classes) ended March 31, 2022 with an overall rating of 4 or 5 stars.

(1) The investment performance reflects that of T. Rowe Price sponsored mutual funds and composites AUM and not of OHA's products.
(2) Source: © 2022 Morningstar, Inc. All rights reserved. The information contained herein: 1) is proprietary to Morningstar and/or its content providers; 2) may not be copied or distributed; and 3) is not warranted to be accurate, complete, or timely.Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information.
(3) Source: Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the Morningstar category median. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total Fund AUM included for this analysis includes $394B for 1 year, $393B for 3 years, $393B for 5 years, and $386B for 10 years.
(4) Passive Peer Median was created by T. Rowe Price using data from Morningstar. Primary share class only. Excludes money market mutual funds, funds with an operating history of less than one year, funds with fewer than three peers, T. Rowe Price passive funds, and T. Rowe Price funds that are clones of other funds. This analysis compares T. Rowe Price active funds to the applicable universe of passive/index open-end funds and ETFs of peer firms. The top chart reflects the percentage of T. Rowe Price funds with 1 year, 3 year, 5 year, and 10 year track record that are outperforming the passive peer universe. The bottom chart reflects the percentage of T. Rowe Price funds AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $372B for 1 year, $370B for 3 years, $368B for 5 years, and $353B for 10 years.
(5) Composite net returns are calculated using the highest applicable separate account fee schedule. Excludes money market composites. All composites compared to official GIPS composite primary benchmark. The top chart reflects the percentage of T. Rowe Price composites with 1 year, 3 year, 5 year, and 10 year track record that are outperforming their benchmarks. The bottom chart reflects the percentage of T. Rowe Price composite AUM that has outperformed for the time periods indicated. Total AUM included for this analysis includes $1,392B for 1 year, $1,390B for 3 years, $1,376B for 5 years, and $1,337B for 10 years.
(6) The Morningstar Rating™ for funds is calculated for funds with at least a three-year history. Exchange-traded funds and open-ended mutual funds are considered a single population for comparative purposes. It is calculated based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a managed product's monthly excess performance, placing more emphasis on downward variations and rewarding consistent performance. Morningstar gives its best ratings of 5 or 4 stars to the top 32.5% of all funds (of the 32.5%,10% get 5 stars and 22.5% get 4 stars). The Overall Morningstar Rating™ is derived from a weighted average of the performance figures associated with a fund’s 3, 5, and 10 year (if applicable) Morningstar Rating™ metrics.

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the first quarter of 2022 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited consolidated financial statements at March 31, 2022.

Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated effective tax rates, the timing and expense related to the integration of OHA with and into our business, and expectations regarding financial results, future transactions, new products and services, investments, capital expenditures, dividends, stock repurchases, changes in our effective fee rate, the impact of the coronavirus pandemic, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2021 Annual Report on Form 10-K.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

CONTACTS:

Public Relations	Investor Relations
Brian Lewbart	Linsley Carruth
410-345-2242	410-345-3717
brian.lewbart@troweprice.com	linsley.carruth@troweprice.com

Unaudited Consolidated Statements of Income
(in millions, except per-share amounts)
	Three months ended
Revenues	3/31/2022	3/31/2021	12/31/2021
Investment advisory fees	$1,662.1	$1,687.8	$1,809.7
Capital allocation-based income	44.4	—	—
Administrative, distribution, and servicing fees	156.5	139.0	152.0
Net revenues	1,863.0	1,826.8	1,961.7

Operating expenses
Compensation and related costs, excluding supplemental savings plan	632.6	561.3	607.7
Supplemental savings plan	(51.0)	22.2	23.4
Compensation and related costs	581.6	583.5	631.1
Distribution and servicing	85.9	85.6	99.6
Advertising and promotion	23.4	18.9	38.8
Product and recordkeeping related costs	80.4	41.0	81.7
Technology, occupancy, and facility costs	133.9	117.3	125.2
General, administrative, and other	80.4	87.3	122.8
Total operating expenses	985.6	933.6	1,099.2

Net operating income	877.4	893.2	862.5

Non-operating income (loss)
Net gains (losses) on investments	(89.9)	68.6	50.8
Net gains (losses) on consolidated investment products	(101.4)	37.2	(.9)
Other income (loss)	(7.2)	(3.7)	.2
Total non-operating income (loss)	(198.5)	102.1	50.1

Income before income taxes	678.9	995.3	912.6
Provision for income taxes	164.5	230.5	179.0
Net income	514.4	764.8	733.6
Less: net income (loss) attributable to redeemable non-controlling interests	(53.5)	15.4	(7.0)
Net income attributable to T. Rowe Price	567.9	749.4	740.6
Less: net income allocated to outstanding restricted stock and stock unit holders	13.0	19.9	18.9
Net income allocated to T. Rowe Price common stockholders	$554.9	$729.5	$721.7

Earnings per share
Basic	$2.43	$3.20	$3.21
Diluted	$2.41	$3.17	$3.18

Weighted-average common shares
Outstanding	228.2	227.7	224.9
Outstanding assuming dilution	229.8	230.0	226.9

The following table presents investment advisory revenues for the three months ended March 31, 2022 and 2021.

Investment Advisory Revenues (in millions)	Three months ended
	3/31/2022	3/31/2021
U.S. mutual funds
Equity	$691.9	$729.8
Fixed income, including money market	64.0	59.0
Multi-asset	220.6	261.4
	976.5	1,050.2
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	394.1	424.2
Fixed income, including money market	42.6	37.5
Multi-asset	184.0	175.9
Alternatives	64.9	—
	685.6	637.6
Total investment advisory revenues	$1,662.1	$1,687.8

Assets Under Management (in billions)	Average during
	Three months ended		As of
	3/31/2022	3/31/2021	3/31/2022	12/31/2021
U.S. mutual funds
Equity	$491.3	$509.6	$489.0	$553.9
Fixed income, including money market	86.4	82.3	83.9	85.3
Multi-asset	220.3	222.6	216.5	232.2
	798.0	814.5	789.4	871.4

Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	395.2	408.4	389.0	438.8
Fixed income, including money market	91.4	90.7	91.3	90.4
Multi-asset	233.4	195.2	239.9	245.5
Alternatives	41.9	—	42.2	41.7
	761.9	694.3	762.4	816.4
Total assets under management	$1,559.9	$1,508.8	$1,551.8	$1,687.8

Net Cash Flows After Client Transfers (by investment vehicle and underlying asset class)	Three months ended
(in billions)	3/31/2022
U.S. mutual funds
Equity	$(9.3)
Fixed income, including money market	1.7
Multi-asset	(2.2)
(9.8)
Subadvised funds, separate accounts, collective investment trusts, and other investment products
Equity	(8.8)
Fixed income, including money market	3.6
Multi-asset	8.9
Alternatives	.8
4.5
Total net cash flows after client transfers	$(5.3)

Non-Operating Income (Loss) (in millions)	Three months ended
	3/31/2022	3/31/2021
Net gains (losses) from non-consolidated T. Rowe Price investment products
Cash and discretionary investments
Dividend income	$.8	$5.1
Market related gains (losses) and equity in earnings (losses)	(24.6)	8.6
Total net gains (losses) from cash and discretionary investments	(23.8)	13.7
Seed capital investments
Dividend income	.2	.1
Market related gains (losses) and equity in earnings (losses)	(22.8)	11.9
Net gains recognized upon deconsolidation	1.6	2.6
Investments used to hedge the supplemental savings plan liability	(55.3)	22.1
Total net gains (losses) from non-consolidated T. Rowe Price investment products	(100.1)	50.4
Other investment income	10.2	18.2
Net gains (losses) on investments	(89.9)	68.6
Net gains (losses) on consolidated sponsored investment portfolios	(101.4)	37.2
Other income (loss), including foreign currency gains and losses	(7.2)	(3.7)
Non-operating income (loss)	$(198.5)	$102.1

Unaudited Condensed Consolidated Cash Flows Information (in millions)
	Three months ended
	3/31/2022			3/31/2021
	Cash flow attributable to T. Rowe Price	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows	Cash flow attributable to T. Rowe Price	Cash flow attributable to consolidated T. Rowe Price investment products, net of eliminations	As reported on statement of cash flows
Cash provided by (used in) operating activities, including $63.6 of stock-based compensation expense, $54.5 of depreciation expense. $53.9 of amortization of acquisition-related assets and retention arrangements, and $(45.5) of a fair value remeasurement of the contingent consideration liability in 2022	$1,018.2	$85.2	$1,103.4	$1,138.6	$(143.9)	$994.7
Cash provided by (used in) investing activities, including $(54.9) for additions to property, equipment and software, net, $(6.0) of purchases and $64.9 of dispositions in investment products in 2022	44.4	(40.6)	3.8	30.4	(61.2)	(30.8)
Cash provided by (used in) financing activities, including T. Rowe Price common stock repurchases of $(320.1)* and dividends paid of $(279.2) in 2022	(588.2)	(55.9)	(644.1)	(490.6)	183.1	(307.5)
Effect of exchange rate changes on cash and cash equivalents	—	(2.7)	(2.7)	—	.9	.9
Net change in cash and cash equivalents during period	$474.4	$(14.0)	$460.4	$678.4	$(21.1)	$657.3
*Cash flows for stock repurchases reflect the impact of the timing of the settlement of these transactions at each period beginning and end.

Unaudited Condensed Consolidated Balance Sheet Information (in millions)	As of
	3/31/2022	12/31/2021
Cash and cash equivalents	$1,997.5	$1,523.1
Accounts receivable and accrued revenue	919.5	1,058.3
Investments	2,879.3	2,975.5
Assets of consolidated T. Rowe Price investment products	1,658.2	1,962.8
Operating lease assets	164.5	201.2
Property, equipment and software, net	736.3	736.2
Goodwill and intangible assets	3,530.2	2,693.2
Other assets	462.5	445.3
Total assets	12,348.0	12,509.0
Supplemental savings plan liability	826.3	882.6
Contingent consideration	211.5	306.3
Total other liabilities, includes $55.9 at March 31, 2022, and $51.4 at December 31, 2021, from consolidated T. Rowe Price investment products	1,193.2	1,066.4
Non-controlling interests*	1,062.6	982.3
Stockholders' equity attributable to T. Rowe Price Group, Inc., 227.3 common shares outstanding at March 31, 2022 and 229.2 common shares outstanding at December 31, 2021	$9,054.4	$9,271.4
* This includes both redeemable and non-redeemable non-controlling interest in consolidated entities.

Cash, Cash Equivalents, and Investments Information (in millions)
	Cash and cash equivalents	Investments	Net assets of consolidated T. Rowe Price investment products(1)	Total
Cash and discretionary investments	$1,997.5	$502.2	$73.9	$2,573.6
Seed capital investments	—	358.6	738.0	1,096.6
Investments used to hedge the supplemental savings plan liability	—	820.0	—	820.0
Total cash and redeemable investments in T. Rowe Price products	1,997.5	1,680.8	811.9	4,490.2
Investments in affiliates(2)	—	795.2	—	795.2
Investments in CLOs	—	124.5	—	124.5
Investment in UTI and other investments	—	278.8	—	278.8
Total cash and investments	1,997.5	2,879.3	811.9	5,688.7
Redeemable non-controlling interests	—	—	790.4	790.4
As reported on unaudited condensed consolidated balance sheet at March 31, 2022	$1,997.5	$2,879.3	$1,602.3	$6,479.1

(1) The $73.9 million and $738.0 million represent the total value at March 31, 2022, of T. Rowe Price's interest in the consolidated T. Rowe Price investment products. The total net assets of $1,602.3 million at March 31, 2022, includes assets of $1,658.2 million less liabilities of $55.9 million as reflected in the unaudited condensed consolidated balance sheet information table above.
(2) Includes $272.2 million of non-controlling interests in consolidated entities and represents the portion of these investments, held by third parties, that we cannot sell in order to obtain cash for general operations.

Non-GAAP Information and Reconciliation

The firm believes the non-GAAP financial measures below provide relevant and meaningful information to investors about its core operating results. These measures have been established in order to increase transparency for the purpose of evaluating the firm's core business, for comparing current results with prior period results, and to enable more appropriate comparison with industry peers. However, non-GAAP financial measures should not be considered as a substitute for financial measures calculated in accordance with U.S. GAAP and may be calculated differently by other companies.

The following schedules reconcile U.S. GAAP financial measures to non-GAAP financial measures for the three months ended March 31, 2022 and 2021 and December 31, 2021.

	Three months ended 3/31/2022
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis	$985.6	$877.4	$(198.5)	$164.5	$567.9	$2.41
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.6)	2.5	101.4	20.3	30.0	.13
Supplemental savings plan liability(2)	51.0	(51.0)	55.3	1.7	2.7	.01
Acquisition-related transaction costs(3)	(.7)	.7	—	.3	.4	—
Acquisition-related contingent consideration(4)	45.5	(45.5)	—	(18.2)	(27.3)	(.12)
Acquisition-related compensation arrangements(4)	(13.6)	13.6	—	5.4	8.2	.04
Acquisition-related amortization - investments and intangible assets(4)	(27.1)	40.3	—	16.1	24.2	.10
Other non-operating income(5)	—	—	18.0	7.2	10.8	.05
Adjusted Non-GAAP Basis	$1,039.1	$838.0	$(23.8)	$197.3	$616.9	$2.62

	Three months ended 3/31/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)		Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis	$933.6	$893.2	$102.1	$230.5		$749.4	$3.17
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(2.2)	3.5	(37.2)	(3.8)		(14.5)	(.06)
Supplemental savings plan liability(2)	(22.2)	22.2	(22.1)	—		.1	—
Other non-operating income(5)	—	—	(29.1)	(6.1)		(23.0)	(.10)
Adjusted Non-GAAP Basis	$909.2	$918.9	$13.7	$220.6	220600000	$712.0	$3.01

	Three months ended 12/31/2021
	Operating expenses	Net operating income	Non-operating income (loss)	Provision (benefit) for income taxes(6)	Net income attributable to T. Rowe Price	Diluted earnings per share(7)
U.S. GAAP Basis	$1,099.2	$862.5	$50.1	$179.0	$740.6	$3.18
Non-GAAP adjustments:
Consolidated T. Rowe Price investment products(1)	(1.8)	3.1	.9	2.8	(5.8)	(.02)
Supplemental savings plan liability(2)	(23.4)	23.4	(23.7)	(.2)	—	—
Acquisition-related transaction costs(3)	(31.9)	31.9	—	7.2	24.7	.11
Other non-operating income(5)	—	—	(27.1)	(4.4)	(22.8)	(.10)
Adjusted Non-GAAP Basis	$1,042.1	$920.9	$.2	$184.4	$736.7	$3.17

(1)    These non-GAAP adjustments remove the impact that the consolidated T. Rowe Price investment products have on the firm's U.S. GAAP consolidated statements of income. Specifically, the firm adds back the operating expenses and subtracts the investment income of the consolidated T. Rowe Price investment products. The adjustment to operating expenses represents the operating expenses of the consolidated products, net of the elimination of related management and administrative fees. The adjustment to net income attributable to T. Rowe Price represents the net income of the consolidated products, net of redeemable non-controlling interests. Management believes the consolidated T. Rowe Price investment products may impact the reader’s ability to understand the firm's core operating results.

(2)    This non-GAAP adjustment removes the compensation expense impact from market valuation changes in the supplemental savings plan liability and the related net gains (losses) on investments designated as an economic hedge against the related liability. Amounts deferred under the supplemental savings plan are adjusted for appreciation (depreciation) of hypothetical investments chosen by participants. The firm uses T. Rowe Price investment products to economically hedge the exposure to these market movements. Management believes it is useful to offset the non-operating investment income (loss) realized on the economic hedges against the related compensation expense and remove the net impact to help the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(3)    This non-GAAP adjustment removes the transactions costs incurred related to the acquisition of OHA. Management believes adjusting for these charges helps the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(4)    These non-GAAP adjustments remove the impact of acquisition-related amortization and costs including amortization of intangible assets, the recurring fair value remeasurements of the contingent consideration liability, amortization of acquired investment and non-controlling interest basis differences and amortization of compensation-related arrangements. Management believes adjusting for these charges helps the reader's ability to understand the firm's core operating results and to increase comparability period to period.

(5)    This non-GAAP adjustment represents the other non-operating income (loss) and the net gains (losses) earned on the firm's non-consolidated investment portfolio that are not designated as economic hedges of the supplemental savings plan liability, and that are not part of the cash and discretionary investment portfolio. Management retains the investment gains recognized on the non-consolidated cash and discretionary investments as these assets and related income (loss) are considered part of the firm's core operations. Management believes adjusting for these non-operating income (loss) items helps the reader’s ability to understand the firm's core operating results and increases comparability to prior years. Additionally, management does not emphasize the impact of the portion of non-operating income (loss) removed when managing and evaluating the firm's performance.

(6)    The income tax impacts were calculated in order to achieve an overall year-to-date non-GAAP effective tax rate of 24.2% for 2022 and 23.7% for 2021, and 20.0% for Q4 2021. The firm estimates that its effective tax rate for the full-year 2022 on a non-GAAP basis will be in the range of 23.0% to 25.0%.

(7)    This non-GAAP measure was calculated by applying the two-class method to adjusted net income attributable to T. Rowe Price Group divided by the weighted-average common shares outstanding assuming dilution. The calculation of adjusted net income allocated to common stockholders is as follows:

	Three months ended
	3/31/2022	3/31/2021	12/31/2021
Adjusted net income attributable to T. Rowe Price	$616.9	$712.0	$736.7
Less: adjusted net income allocated to outstanding restricted stock and stock unit holders	14.1	18.9	18.4
Adjusted net income allocated to common stockholders	$602.8	$693.1	$718.3